UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

US Foods Holding Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

912008109
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Fresh Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,255,800 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,255,800 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,255,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 500,000 shares of Series A Convertible Preferred Stock, par value $0.01 (“Series A Preferred Stock”), of US Foods Holding Corp. (the “Issuer”) convertible into shares of common stock, par value $0.01 per share (“Common Stock”).  See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Fresh Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,255,800 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,255,800 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,255,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 500,000 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock.  See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Americas Fund XII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,255,800 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,255,800 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,255,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 500,000 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock.  See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Associates Americas XII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,255,800 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,255,800 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,255,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 500,000 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock.  See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Americas XII Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,255,800 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,255,800 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,255,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 500,000 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock.  See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,255,800 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,255,800 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,255,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 500,000 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock.  See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,255,800 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,255,800 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,255,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 500,000 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock.  See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,255,800 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,255,800 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,255,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 500,000 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock.  See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,255,800 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,255,800 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,255,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 500,000 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock.  See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,255,800 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,255,800 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,255,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 500,000 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock.  See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,255,800 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,255,800 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,255,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 500,000 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock.  See Item 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to common stock, $0.01 par value (the “Common Stock”), of US Foods Holding Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9399 W. Higgins Road, Suite 100, Rosemont, Illinois 60018.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR Fresh Aggregator L.P., a Delaware limited partnership;
(ii)	KKR Fresh Aggregator GP LLC, a Delaware limited liability company;
(iii)	KKR Americas Fund XII L.P., a Cayman Islands exempted limited partnership;
(iv)	KKR Associates Americas XII L.P., a Cayman Islands exempted limited partnership;
(v)	KKR Americas XII Limited, a Cayman Islands exempted limited company;
(vi)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(vii)	KKR Group Holdings Corp., a Delaware corporation;
(viii)	KKR & Co. Inc., a Delaware corporation;
(ix)	KKR Management LLP, a Delaware limited liability partnership;
(x)	Henry R. Kravis, a United States citizen; and
(xi)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xi) are collectively referred to herein as the “Reporting Persons”).

KKR Fresh Aggregator GP LLC is the general partner of KKR Fresh Aggregator L.P. KKR Americas Fund XII L.P. is the sole member of KKR Fresh Aggregator GP LLC.  KKR Associates Americas XII L.P. is the general partner of KKR Americas Fund XII L.P. KKR Americas XII Limited is the general partner of KKR Associates Americas XII L.P. KKR Group Partnership L.P. is the sole shareholder of KKR Americas XII Limited.  KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole shareholder of KKR Group Holdings Corp.  KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc.  Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Scott Nuttall, Joseph Bae, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. The executive officers of KKR Group Holdings Corp. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Nuttall, Bae, Lewin and Sorkin. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Nuttall, Bae and Sorkin is a United States citizen.  Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Nuttall, Bae, Lewin and Sorkin and the other individuals named in this Item 2 is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)  Each of KKR Group Partnership L.P., KKR Group Holdings Corp., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company.  KKR Fresh Aggregator L.P. and KKR Americas Fund XII L.P. are engaged in the business of investing in securities and KKR Fresh Aggregator GP LLC, KKR Associates Americas XII L.P. and KKR Americas XII Limited are each principally engaged in the business of being a general partner or sole or managing member, as described above and managing investments through other partnerships and limited liability companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Nuttall, Bae, Lewin and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On April 21, 2020, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with KKR Fresh Aggregator L.P. Pursuant to the Investment Agreement, on May 6, 2020 (the “Closing Date”), KKR Fresh Aggregator L.P. purchased from the Issuer 500,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”) for an aggregate purchase price of $500 million.  As further described below, the Series A Preferred Stock is convertible into shares of Common Stock at the option of the holders thereof at any time at an initial conversion price of approximately $21.50 per share and an initial conversion rate of 46.5116 shares of Common Stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments.  KKR was not permitted to convert the Series A Preferred Stock into shares of Common Stock until the expiration or early termination of the applicable waiting period under the Hart Scott-Rodino Antitrust Improvements Act of 1976, of which notification was received on May 11, 2020.

The source of funds required for the purchase were from capital contributions from investors.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Investment Agreement and the Registration Rights Agreement (defined in Item 6 below) and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing and subject to the standstill and transfer restrictions set forth in the Investment Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof), the Reporting Persons intend to dispose, or cause affiliates to dispose, of shares of Common Stock or other securities of the Issuer from time to time, and may continue to hold, or cause affiliates to hold, shares of Common Stock or other securities of the Issuer.

The Reporting Persons intend to engage in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects, from time to time.  In addition, subject to the Investment Agreement, the Reporting Persons may engage in discussions with management or the board of directors of the Issuer, stockholders or other securityholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

Mr. Nathaniel H. Taylor, an executive of KKR, was appointed as a member of the board of directors of the Issuer on May 13, 2020.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons beneficially own 500,000 shares of Series A Preferred Stock. Series A Preferred Stock has a liquidation value of $1,000 per share and holders of Series A Preferred Stock are entitled to a cumulative dividend at a rate of 7.0% per annum, payable quarterly in arrears. Each share of Series A Preferred Stock is convertible at any time at the option of the holder thereof into (i) the number of shares of Common Stock equal to the quotient of (A) the sum of the liquidation preference and any accrued dividends with respect to such share of Series A Preferred Stock as of the applicable conversion date divided by (B) the conversion price as of the applicable conversion date plus (ii) cash in lieu of fractional shares. The initial conversion price is a dollar amount equal to $1,000 divided by the initial conversion rate of 46.5116, or approximately $21.50 per share. The initial conversion rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series A Certificate of Designations (as defined below).  Dividends will be payable in kind through the issuance of additional shares of Series A Preferred Stock for the first four dividend payments following the issuance of the Series A Preferred Stock on the Closing Date, and thereafter, in cash or in kind, or a combination of both, at the option of the Issuer.

All of the computations and share amounts used herein do not give effect to any accretion on the shares of Series A Preferred Stock or the payments of any dividends in-kind until the time of such declaration and payment. As a result of its beneficial ownership of Series A Preferred Stock, the Reporting Persons may be deemed to beneficially own an aggregate of 23,255,800 shares of Common Stock which would be received upon conversion of the Series A Preferred Stock, which represents, in the aggregate, approximately 9.5% of the outstanding shares of the Issuer’s Common Stock.  Pursuant to the terms of the Series A Certificate of Designations, due to accretion of dividends and the payment of dividends in-kind, the number of shares of Common Stock into which the Series A Preferred Stock may be converted will increase over time.

The percentage of beneficial ownership in this Schedule 13D is based on 220,282,274 shares of Common Stock outstanding as of April 30, 2020 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer on May 5, 2020.

Each of KKR Fresh Aggregator GP LLC (as the general partner of KKR Fresh Aggregator L.P.), KKR Americas Fund XII L.P. (as the sole member of KKR Fresh Aggregator GP LLC), KKR Associates Americas XII L.P. (as the general partner of KKR Americas Fund XII L.P.), KKR Americas XII Limited (as the general partner of KKR Associates Americas XII L.P.), KKR Group Partnership L.P. (as the sole shareholder of KKR Americas XII Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by KKR Fresh Aggregator L.P.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.

(c) Except as otherwise described in Item 3 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Investment Agreement

On April 21, 2020, the Issuer entered into an Investment Agreement with KKR Fresh Aggregator L.P. Pursuant to the Investment Agreement, on the Closing Date, KKR Fresh Aggregator L.P. purchased from the Issuer, and the Issuer issued and sold to KKR Fresh Aggregator L.P., 500,000 shares of the Issuer’s Series A Preferred Stock for an aggregate purchase price of $500 million.

Pursuant to the Investment Agreement, as of May 13, 2020, the Issuer increased the size of its board of directors to appoint Nathaniel H. Taylor (the “Designee”) to the board of directors of the Issuer as the individual designated by KKR Fresh Aggregator L.P. under the terms of the Investment Agreement and Series A Certificate of Designations for a term expiring at the Issuer’s 2021 annual meeting of the Issuer’s stockholders. Pursuant to the Investment Agreement, at the 2021 annual meeting of the Issuer’s stockholders and at any annual meeting of the Issuer’s stockholders at which the term of the Investor’s designee to the Board shall expire, the Issuer will nominate the Designee, or another individual to be designated by KKR Fresh Aggregator L.P. in accordance with the terms of the Investment Agreement and Series A Certificate of Designations, for election as director at such annual meeting. So long as KKR Fresh Aggregator L.P. or its permitted transferees (collectively, the “KKR Parties”) beneficially own shares of Series A Preferred Stock and/or shares of Common Stock issued upon conversion of Series A Preferred Stock (“Conversion Common Stock”) that represent, in the aggregate and on an as converted basis, at least 50% of the number of shares of Common Stock beneficially owned by KKR Fresh Aggregator L.P., on an as-converted basis, on the Closing Date (the “50% Beneficial Ownership Requirement”), the KKR Parties will have the right to designate one director for election to the Issuer’s board of directors.

Until the date the KKR Parties no longer meet the 50% Beneficial Ownership Requirement, at each meeting of the stockholders of the Issuer and at every postponement or adjournment thereof, the KKR Parties shall take such action as may be required so that all of the shares of Series A Preferred Stock or Common Stock beneficially owned, directly or indirectly, by the KKR Parties and entitled to vote at such meeting of stockholders are voted (i) in favor of each director nominated and recommended by the Issuer’s board of directors for election at such meeting, (ii) against any stockholder nominations for director which are not approved and recommended by the Issuer’s board of directors for election at such meeting, (iii) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm, and (iv) in favor of any proposal approved by a member of the Issuer’s board of directors who was elected to the Issuer’s board of directors as a Designee.

Furthermore, pursuant to the Investment Agreement, the KKR Parties are subject to certain standstill restrictions, including that, without the prior written approval of the Issuer’s board of directors, the KKR Parties will be restricted from acquiring additional equity securities of the Issuer if such acquisition would result in beneficial ownership in excess of 15% of the Issuer’s then outstanding Common Stock or proposing any solicitation of proxies, until the later of (i) 90 days after the first day on which no director designee of the KKR Parties serves on the Issuer’s board of directors and KKR Fresh Aggregator L.P. has no rights (or has irrevocably waived its right) to designate a director for election to the Issuer’s board of directors, and (ii) the twelve-month anniversary of the Closing Date.

Subject to certain exceptions, including transfers to affiliates, pursuant to a merger, tender offer or exchange offer or with the prior written consent of the Issuer’s board of directors, the KKR Parties are restricted from transferring the Series A Preferred Stock or Conversion Common Stock until the twelve-month anniversary of the Closing Date.

Subject to certain exceptions, from and after the Closing Date and so long as the 50% Beneficial Ownership Requirement is satisfied, the KKR Parties will have rights to participate pro rata in future issuances of equity securities and other securities that are convertible or exchangeable into equity securities by the Issuer or its subsidiaries.

The Issuer and its subsidiaries shall not adopt any stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan that prohibits the KKR Parties from taking any of the actions permitted by the Investment Agreement or the Series A Certificate of Designations.

Series A Certificate of Designations

As set forth in the Certificate of Designations, as filed with the Secretary of State of the State of Delaware on May 4, 2020 (the “Series A Certificate of Designations”), the Series A Preferred Stock ranks senior to the shares of the Issuer’s Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer. The Series A Preferred Stock has a liquidation preference of $1,000 per share. Holders of Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7.0% per annum, payable quarterly in arrears. If the Issuer does not declare and pay a dividend on the Series A Preferred Stock, the dividend rate will increase by 3.0% to 10.0% per annum until all accrued but unpaid dividends have been paid in full. Dividends will be payable in kind through the issuance of additional shares of Series A Preferred Stock for the first four dividend payments following the Closing Date, and thereafter, in cash or in kind, or a combination of both, at the option of the Issuer.

The Series A Preferred Stock is convertible at the option of the holders thereof at any time into shares of Common Stock at an initial conversion price of approximately $21.50 per share and an initial conversion rate of 46.5116 shares of Common Stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. At any time after the third anniversary of the Closing Date, if the volume weighted average price of the Common Stock exceeds $43.00 per share, as may be adjusted pursuant to the Series A Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, at the election of the Issuer, all of the Series A Preferred Stock will be convertible into the relevant number of shares of Common Stock.

Holders of Series A Preferred Stock are entitled to vote with the holders of the Common Stock on an as-converted basis. Holders of Series A Preferred Stock are entitled to a separate class vote with respect to, among other things, amendments to the Issuer’s organizational documents that have an adverse effect on the Series A Preferred Stock, authorizations or issuances by the Issuer of securities that are senior to, or equal in priority with, the Series A Preferred Stock, increases or decreases in the number of authorized shares of Series A Preferred Stock and issuances of shares of Series A Preferred Stock after the Closing Date, other than shares issued as in kind dividends with respect to shares of Series A Preferred Stock issued on the Closing Date.

At any time following the fifth anniversary of the Closing Date, the Issuer may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) 100% of the liquidation preference thereof, plus (y) all accrued and unpaid dividends, multiplied by (ii) (A) 105% if the redemption occurs at any time after the fifth anniversary of the Closing Date and prior to the sixth anniversary of the Closing Date, (B) 103% if the redemption occurs at any time after the sixth anniversary of the Closing Date and prior to the seventh anniversary of the Closing Date, and (C) 100% if the redemption occurs at any time after the seventh anniversary of the Closing Date.

Upon certain change of control events involving the Issuer, and on or before the fifth business day prior to the effective date of such change of control event, the holders of the Series A Preferred Stock must either (i) convert their shares of Series A Preferred Stock into Common Stock at the then-current conversion price or (ii) cause the Issuer to redeem their shares of Series A Preferred Stock in an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends. In the case of either clause (i) or (ii) above, if such change of control occurs on or before the fifth anniversary of the Closing Date, the Issuer will also be required to pay the holders of the Series A Preferred Stock a “make-whole” premium.

Registration Rights Agreement

On the Closing Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with KKR Fresh Aggregator L.P., pursuant to which the KKR Parties will have certain customary registration rights with respect to shares of the Issuer’s Common Stock.

The foregoing descriptions of the Investment Agreement, Series A Certificate of Designations and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such documents, copies of which are filed as Exhibits C, D and E, respectively, to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit A	Joint Filing Agreement by and among the Reporting Persons
Exhibit B	Powers of Attorney
Exhibit C	Investment Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on April 21, 2020)
Exhibit D	Series A Certificate of Designations of the Issuer (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed on May 6, 2020)
Exhibit E	Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on May 6, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2020	KKR FRESH AGGREGATOR L.P.

	By:	KKR Fresh Aggregator GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Assistant Treasurer

KKR FRESH AGGREGATOR GP LLC

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Assistant Treasurer

KKR AMERICAS FUND XII L.P.

	By:	KKR Associates Americas XII L.P., its general partner

	By:	KKR Americas XII Limited, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Director

KKR ASSOCIATES AMERICAS XII L.P.

	By:	KKR Americas XII Limited, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Director

KKR AMERICAS XII LIMITED

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Director

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation
Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
David C. Drummond	Former Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
John B. Hess	Chief Executive Officer of Hess Corporation
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley